SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2022

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Rua da Quitanda, 196, 24º andar 20091-005 - Rio de Janeiro - RJ Tel.: (21) 2514-6001

MINUTES OF THE THREE THOUSAND ONE HUNDRED NINETEENTH MEETING OF THE BOARD OF EXECUTIVE OFFICERS OF CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS, HELD ON DECEMBER 2ND, 2022.

NIRE 53300000859/CNPJ No. 00001180/0001-26

This is to certify that, for all due purpose, that on the second day of December of 2022, at 4:00 p.m., was held the 3,119th meeting of the Board of Executive Officers, remotely. The Chief Executive Officer, Mr. WILSON FERREIRA JR., the Chief Financial and Investor Relations Officer, Ms. ELVIRA BARACUHY CAVALCANTI PRESTA, the Chief Governance, Risks and Compliance Officer, Ms. CAMILA GUALDA SAMPAIO ARAUJO, the Chief of Corporate Management and Sustainability Officer, Mr. LUIZ AUGUSTO P. ANDRADE FIGUEIRA, the Chief Generation Officer, Mr. PEDRO LUIZ DE OLIVEIRA JATOBÁ, the Chief Transmission Officer, Mr. MARCIO SZECHTMAN, and the Chief of Regulation and Institutional Relations Officer, Mr. RODRIGO LIMP NASCIMENTO were present. Agenda. DELIBERATION. RES-575. Redemption of Class A Shares and Merger of Shares. CLASSIFICATION: Public. TPR – Subject Placement: Não ( ) Sim (x)/Market disclousure: Não ( ) Sim (x). The Board of Executive Officers of Centrais Elétricas Brasileiras S.A. – Eletrobras, exercing the powers vested in them, and pursuant to the terms of the Report to Board of Executive Officers DC-194, on 12.02.2022, after analyses, DECIDED to approve and submitt to the Board of Directors:

1.       to approve the following agenda for the 185th Extraordinary Gerneral Meeting:

1.	Redemption of Class A Preferred Shares
(i)	as authorized by article 16 of the Company’s Bylaws, the redemption of all the "class A" preferred shares issued by the Company ("Class A Preferred Shares”) in the amount of BRL 48,4502 (forty eight Brazilian reais and four thousand, five hundred and two thousandths of cents) per Class A Preferred Share, and the consequent cancellation of the redeemed Class A Preferred Shares (“Redemption of Class A Preferred Shares”); and
(ii)	subject to the approval of the resolution in subitem (i) above, the amendment to the Bylaws to reflect the Redemption of Class A Preferred Shares, more specifically, the amendment to the caption of article 4 and item II of paragraph 1 of article 11, caption, paragraphs 4 and 5, and the exclusion of paragraph 1 of article 11.
•
2.	CHESF Merger of Shares
(i)	subject to the approval of the resolutions provided for in item 6 below and in subitems (ii) to (vii) below, approve the Protocol and Justification of the Merger of Shares, entered into between the officers of the Company and the officers of Companhia Hidro Elétrica do São Francisco ("CHESF"), which sets forth the terms and conditions of the merger of all shares issued by CHESF into the Company ("CHESF Merger of Shares" and "CHESF Protocol and Justification", respectively);
(ii)	subject to the approval of the resolutions provided for in item 6 below and in subitem (i) above, ratify the appointment of Taticca Auditores Independentes S.S. ("Taticca") as the appraisal firm responsible for preparing the appraisal reports on the net book value of the shares issued by the Company ("Eletrobras Accounting Appraisal Report") and by CHESF (“CHESF Accounting Appraisal Report”);

PR Rua da Quitanda, 196, 24º andar 20091-005 - Rio de Janeiro - RJ Tel.: (21) 2514-6001

(iii)	subject to the to the approval of the resolutions in item 6 below and the resolution in subitems (i) and (ii) above, approve the Eletrobras Accounting Appraisal Report and the CHESF Accounting Appraisal Report;
(iv)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iii) above, ratify the appointment of Ernst & Young Assessoria Empresarial Ltda. (“EY”) as the appraisal firm responsible for preparing the appraisal reports, for the purposes of article 264 of the Brazilian Corporate Law, of the Company ("Eletrobras Article 264 Appraisal Report") and of CHESF ("CHESF Article 264 Appraisal Report");
(v)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iv) above, approve the Eletrobras Article 264 Appraisal Report and CHESF Article 264 Appraisal Report;
(vi)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (v) above, approve the CHESF Merger of Shares, pursuant to the CHESF Protocol and Justification, with the consequent increase of the Company's capital stock in the total amount of BRL 91,895,173.09 (ninety one million, eight hundred and ninety five thousand, one hundred and seventy three reais and nine cents), equivalent to the net book value of the shares issued by CHESF not yet held by the Company and that, as a result of the CHESF Merger of Shares, will be held by the Company, such value having been determined in the CHESF Accounting Appraisal Report, with the consequent issuance of 1,886,189 (one million, eight hundred and eighty-six thousand, one hundred and eighty-nine) new common shares by the Company, all book-entry and without par value, with the same rights and obligations currently attributed to the common shares already issued by the Company, including participation in the results of the current fiscal year; and
(vii)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (vi) above, to authorize the Company's officers to deliver the shares issued within the Company's capital increase resulting from the CHESF Merger of Shares, to CHESF's shareholders, represented by their respective officers, pursuant to article 252, paragraph 2, of the Brazilian Corporate Law.
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3.	CGT Eletrosul Merger of Shares
(i)	subject to the approval of the resolutions provided for in item 6 below and in subitems (ii) to (vii) below, approve the Protocol and Justification of the Merger of Shares, entered into between the directors of the Company and the directors of Companhia de Geração e Transmissão de Energia Elétrica do Sul do Brasil ("CGT Eletrosul"), which establishes the terms and conditions of the merger of all shares issued by CGT Eletrosul into the Company ("CGT Eletrosul Merger of Shares" and "CGT Eletrosul Protocol and Justification", respectively);
(ii)	subject to the approval of the resolutions provided for in item 6 below and in subitem (i) above, ratify the appointment of Taticca as the appraisal company responsible for preparing the appraisal reports on the net book equity value of the shares issued by the Company and CGT Eletrosul (“CGT Eletrosul Account Appraisal Report”);

PR Rua da Quitanda, 196, 24º andar 20091-005 - Rio de Janeiro - RJ Tel.: (21) 2514-6001

(iii)	subject to the approval of the resolutions provided for in item 6 below and in subitem (i) and (ii) above, approve the Eletrobras Accounting Appraisal Report (if it has not already been approved under the terms of subitem (iii) above) and the CGT Eletrosul Accounting Appraisal Report;
(iv)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iii) above, ratify the appointment of EY as the appraisal firm responsible for preparing the appraisal reports, for the purposes of article 264 of the Brazilian Corporate Law, of the Company and of CGT Eletrosul ("CGT Eletrosul Article 264 Appraisal Report”);
(v)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iv) above, approve the Eletrobras Article 264 Appraisal Report (if it has not already been approved under the terms of subitem (iv) of item 2 above) and the CGT Eletrosul Article 264 Appraisal Report;
(vi)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (v) above, approve CTG Eletrosul Merger Share, pursuant to the CGT Eletrosul Protocol and Justification, with the consequent increase of the Company’s capital stock and in the total amount of BRL 3,836,285.00 (three million, eight hundred and thirty-six thousand, two hundred and eighty-five reais) equivalent to the value of the book equity of shares issued by CGT Eletrosul not yet held by the Company and which, as a result of the Merger of CGT Eletrosul, will be held by the Company, such value having been determined in the CTG Eletrosul Accounting Appraisal Report, with the consequent issuance of 78,741 (seventy-eight thousand, seven hundred ad forty-one) new common shares by the Company, all book-entry and with no par value, with the same rights and obligations currently assigned to the common shares already issued by the Company, including participation in the results of the current fiscal year; and
(vii)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (vi) above, authorize the Company’s directors to deliver the shares issued within the Company’s capital increase resulting from the CGT Eletrosul Merger of Shares, to the shareholders of CGT Eletrosul, represented by their respective directors pursuant to article 252, paragraph 2, of the Brazilian Corporate Law.
•
4.	Furnas Merger of Shares
(i)	subject to the approval of the resolutions provided for in item 6 below and the resolutions in subitems (ii) to (vii) below, approve the Protocol and Justification of Shares Merger, entered into between the directors of the Company and the directors of Companhia de Geração e Furnas Centrais Elétricas S.A. (“Furnas”), establishing the terms and conditions for the incorporation of all shares issued by Furnas by the Company (“Furnas Merger of Shares” and “Furnas Protocol and Justification”, respectively);

PR Rua da Quitanda, 196, 24º andar 20091-005 - Rio de Janeiro - RJ Tel.: (21) 2514-6001
(ii)	subject to the approval of the resolutions provided for in item 6 below and in subitem (i) above, ratify the appointment of Taticca as the appraisal company responsible for preparing the appraisal reports on the net book value of the shares issued by the Company and Furnas (“Furnas Accounting Appraisal Report”);
(iii)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) and (ii) above, to approve the Eletrobras Accounting Appraisal Report (if it has not already been approved under item (iii) of items 2 or 3 above) and the Furnas Accounting Appraisal Report;
(iv)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iii) above, ratify the appointment of EY as the appraisal firm responsible for preparing the appraisal reports, for the purposes of article 264 of the Brazilian Corporate Law, of the Company and of Furnas ("Furnas Article 264 Appraisal Report”);
(v)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iv) above, approve the Eletrobras Article 264 Appraisal Report (if it has not already been approved under subitem (iv) of items 2 or 3 above) and the Furnas Article 264 Appraisal Report;
(vi)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (v) above, to approve the Furnas Merger of Shares, pursuant to the terms of the Furnas Protocol and Justification, with the consequent increase in the Company's capital stock to a total value between BRL 119,360,374.59 (one hundred and nineteen million, three hundred and sixty thousand, three hundred and seventy four reais and fifty nine cents) and BRL 157,694,180.25 (one hundred and fifty seven million, six hundred and ninety four thousand, one hundred and eighty reais and twenty five cents), equivalent to the net book value of the shares issued by Furnas not yet held by the Company and which, as a result of the Furnas Merger of Shares, shall be held by the Company, such value having been ascertained in the Furnas Accounting Appraisal Report, with the consequent issue of 2,449,925 (two million, four hundred and forty-nine thousand, nine hundred and twenty-five) to 3,236,743 (three million, two hundred and thirty-six thousand, seven hundred and forty-three) new common shares by the Company, all book-entry, without par value, with the same rights and obligations currently attributed to the common shares already issued by the Company, including profit sharing for the current fiscal year. The effective numbers of the value of the increase and shares within the range indicated above will be fixed based on the parameters indicated in the Management Proposal; and
(vii)	subject to the approval of the resolutions in item 6 below and in subitems (i) to (vi) above, to authorize the Company's officers to deliver the shares issued within the Company's capital increase resulting from the Furnas Merger of Shares to the shareholders of Furnas, represented by their respective officers, pursuant to article 252, paragraph 2, of the Brazilian Corporate Law.

PR Rua da Quitanda, 196, 24º andar 20091-005 - Rio de Janeiro - RJ Tel.: (21) 2514-6001
•
5.	Incorporação de Ações da Eletronorte
(i)	subject to the approval of the resolution provided for in item 6 below and in subitems (ii) to (vii) below, to approve the Protocol and Justification of the Merger of Shares, entered into between the officers of the Company and the officers of Centrais Elétricas do Norte do Brasil S.A. (“Eletronorte” and, together with CHESF, CGT, Eletrosul and Furnas, the “Subsidiaries”), which establishes the terms and conditions of the merger of all shares issued by Furnas into the Company ("Eletronorte Merger of Shares" and "Eletronorte Protocol and Justification", respectively; with the Eletronorte Merger of Shares, CHESF Merger of Shares, CGT Eletrosul Merger of Shares and Furnas Merger of Shares being joint referred to as the “Merger of Shares”; and the CHESF Protocol and Justification, CGT Eletrosul Protocol and Justification, Furnas Protocol and Justification and Eletronorte Protocol and Justification being jointly referred to as the “Protocols and Justifications”);
(ii)	subject to the approval of the resolution provided for in item 6 below and the resolution in subitem (i) above, ratify the appointment of Taticca as the appraisal company responsible for preparing the appraisal reports on the net book value of the shares issued by the Company and Eletronorte ("Eletronorte Accounting Appraisal Report”);
(iii)	subject to the approval of the resolution provided for in item 6 below and the in subitems (i) and (ii) above, approve the Eletrobras Accounting Appraisal Report (if not already approved under item (iii) of items 2, 3 or 4 above) and the Eletronorte Accounting Appraisal Report;
(iv)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iii) above, ratify the appointment of EY as the appraisal firm responsible for preparing the appraisal reports, for the purposes of article 264 of the Brazilian Corporate Law, of the Company and of Eletronorte ("Eletronorte Article 264 Appraisal Report”);
(v)	subject to the approval of the resolutions provided for in item 6 below and in subitems (i) to (iv) above, approve the Eletrobras Article 264 Appraisal Report (if it has not already been approved under subitem (v) of items 2, 3 or 4 above) and the Eletronorte Article 264 Appraisal Report;
(vi)	subject to the approval of the resolution provided for in item 6 below and of the resolutions in subitems (i) to (v) above, to approve the Eletronorte Merger of Shares, pursuant to the Eletronorte Protocol and Justification, with the consequent increase in the Company's capital stock in the total amount of BRL 70,993,677.08 (seventy million, nine hundred and ninety-three thousand, six hundred and seventy-seven reais and eight cents), equivalent to the net book value of the shares issued by Eletronorte not yet held by the Company and which, as a result of the Eletronorte Merger of Shares, will be held by the Company, such value having been determined in the Eletronorte Accounting Appraisal Report, with the consequent issuance of 1,457,177 (one million, four hundred and fifty-seven thousand, one hundred and seventy-seven) new common shares by the Company, all book-entry and with no par value, with the same rights and obligations currently attributed to the common shares already issued by the Company, including the participation in the results of the current fiscal year; and

PR Rua da Quitanda, 196, 24º andar 20091-005 - Rio de Janeiro - RJ Tel.: (21) 2514-6001

(vii)	subject to the approval of the resolutions provided for in subitems (i) to (vi) above, to authorize the Company's directors to deliver the shares issued within the Company's capital increase resulting from the Eletronorte Merger of Shares, to Eletronorte's shareholders, represented by their respective officers, pursuant to article 252, paragraph 2, of the Brazilian Corporate Law.

6.	Reform and Consolidation of the Bylaws

If any of the resolutions in items 2 to 5 above are approved, approve the amendment to the caption of article 4 of the Company's Bylaws due to the Company's capital increase resulting from the Mergers of Shares that have been approved by the shareholders; as well as approve the consolidation of the Company's Bylaws considering all the amendments approved by the shareholders in this meeting.

2.       to determine that the Chief Financial and Investor Relations Officer and the Chief Governance, Risks and Compliance Officer adopt, each one within its scope of performance, the necessary provisions to the fulfillment of this Resolution.

Having no further business to discuss, the Chief Executive Officer called the work to na end, determing the draw up of this certificate which, after being read and approved, was signed by me, CLAUDIA LEITE TEIXEIRA CASIUCH, Executive Secretary, that darw it up. The other matters discussed at the meeting were omitted from this certificate, since they concern interests that are merely internal to the Company, a legitimate precaution supported by the management's duty of confidentiality, pursuant to the caption of article 155 of the Corporate Law, and therefore fall outside the scope of the rule contained in paragraph 1 of article 142 of the aforementioned Law.

Rio de Janeiro, December 3, 2022.

CLAUDIA LEITE TEIXEIRA CASIUCH

Executive Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Decemer 05, 2022

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Elvira Baracuhy Cavalcanti Presta
Elvira Baracuhy Cavalcanti Presta CFO and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.